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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  ENERGTEK INC.
                                (Name of Issuer)

                    Shares of Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   42-1708652
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                                 (CUSIP Number)

                         David Lubin & Associates, PLLC
                            26 East Hawthorne Avenue
                             Valley Stream, NY 11580
                            Telephone: (516) 887-8200
                            Facsimile: (516) 887-8250

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 29, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 42-1708652
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1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
International Executive Consulting SPRL
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2. Check the Appropriate Box if a Member of a Group
            (See Instructions) (a) |_| (b) |_|
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3. SEC Use Only
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4. Source of Funds (See Instructions)
WC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e)
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6. Citizenship or Place of Organization: Belgium
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Number of              7. Sole Voting Power
Shares Beneficially           -1,237,500-
Owned By Each          8. Shared Voting Power
Reporting                     -0-
Person                 9. Sole Dispositive Power
                              -1,237,500-
                       10. Shared Dispositive Power
                              -0-
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,237,500shares of common stock
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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13. Percent of Class Represented by Amount in Row (11)
9.07% of the issued and outstanding shares of common stock*
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14. Type of Reporting Person (See Instructions) CO - corporation
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*Based on 13,637,500 shares of the Issuer's common stock outstanding as of the date hereof.

This Amendment No. 1 (this "Amendment") amends and supplements (or restates) the statements on Schedule 13D (the "13D") filed with the Securities and Exchange Commission by International Executive Consulting SPRL (the "Reporting Person") with respect to Energtek Inc., formerly known as Elderwatch Inc. (the "Issuer") on June 27, 2006 (file no. 005-81837). Only those Items that are amended or supplemented (or restated) are reported herein. Except as amended and supplemented (or restated) herein, the 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.
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Item 1. Security and Issuer

Item 1 of the 13 D is hereby amended and restated in its entirety to read as follows:

This statement relates to the common stock $0.001 par value, of Energtek Inc, a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are located c/o David Lubin & Associates, PLLC, 26 East Hawthorne Avenue, Valley Stream, NY 11580.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the 13D is hereby amended and supplemented by adding the following at the end of this item:

On September 29, 2006, the Reporting Person purchased 600,000 shares of common stock of the Issuer for the sum of $90,000. The source of the funds used in consummating this transaction was from the Reporting Person's working capital.

Item 4. Purpose of Transaction

Item 4 of the13D is hereby amended and supplemented by adding the following at the end of this item:

On September 29, 2006, the Reporting Person purchased 600,000 shares of common stock of the Issuer. The purpose of the transaction was to increase its ownership interest in the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, the Issuer has 13,637,500 issued and outstanding shares of common stock. The Reporting Person owns 1,237,500 shares (representing 9.07%) of the issued and outstanding common stock of the Issuer.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2006

                                    International Executive Consulting SPRL

                                    By:    /s/ Robert Alens
                                           --------------------------------
                                    Name:    Robert Alens
                                    Title:   Director